Exhibit (k)(7)

The following resolutions were duly adopted by the Board of Directors of the Registrant and have not been modified or rescinded.

RESOLVED: FTFA has agreed to waive fees and/or reimburse the Fund’s expenses (including the Fund’s and the Operating Partnership’s organizational and offering expenses, but excluding both the Fund’s and the Fund’s proportional share of the Operating Partnership’s property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to Class S Shares, Class T Shares, Class D Shares and Class I Shares will not exceed 2.60%, 2.60%, 2.00% and 1.75%, respectively, of NAV, subject to recapture as described below. The Board approves and agrees to this arrangement, subject to the following:

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That this arrangement will continue until December 31, 2026, unless modified or terminated prior to that date by agreement of FTFA and the Board, and that this arrangement may be terminated at any time after such date by FTFA;

•	That the arrangement may be modified by FTFA to decrease the Fund’s annualized ordinary operating expenses at any time;

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That FTFA is permitted to recapture amounts waived or reimbursed to the Fund within three years after the year in which FTFA earned the fee or incurred the expense, if the Fund’s annualized ordinary operating expenses have fallen to a level below the limit described above; and further

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That in no case will FTFA recapture any amount that would result, as of any date on which the Fund calculates its NAV, in the Fund’s annualized ordinary operating expenses exceeding the limit described above or any other lower limit then in effect.